09056292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER (212) 468-7550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 26 2009
Washington, DC
100

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, John D. Meserve and Christopher M. Springer, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2008, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 2012

John D. Meserve, President

Christopher M. Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member of
Westminster Research Associates LLC

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2009

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 51,405,449
Cash and securities segregated in compliance with federal regulations and other restricted cash	13,669,146
Receivables from brokers	6,139,022
Goodwill	52,928,162
Receivables from customers, net of allowance of $967,470	5,309,722
Fixed assets, at cost, net of accumulated depreciation and amortization of $402,195	866,762
Other assets	322,670
Total assets	$ 130,640,933
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 1,269,987
Commission management payable	45,369,227
Accrued compensation and other liabilities	3,893,345
Total liabilities	50,532,559
Member's equity:	
Member's equity	80,108,374
Total liabilities and member's equity	$ 130,640,933

The accompanying notes are an integral part of the statement of financial condition.

Westminster Research Associates LLC

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing soft dollar research to U.S. investment advisors and commission recapture services to certain pension plan sponsor clients. Revenues are primarily derived from soft dollar commission transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group" or "Parent"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Inc") own all of the membership interests in Group (together, Holdings, Group, and Eze Inc. to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.7 percent ownership stake in Holdings, with the remaining ownership stake held by former Eze Inc shareholders and ConvergEx's management team.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

2. Significant Accounting Policies (continued)

Cash Segregated In Compliance with Federal Regulations and Other Restricted Cash

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the benefit of customers under the U.S. Securities and Exchange Commission ("SEC") Rule 15c3-3.

The balance also includes cash in a segregated account of $166,471 and cash pledged as security for one outstanding letter of credit in the amount $503,065.

Securities Transactions

Receivables from brokers include commissions receivable from broker dealers.

Receivables from customers consist of receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A receivable from customers is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

Soft Dollar and Commission Recapture Programs

The Company allows institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934, commission recapture payments to be paid to plan sponsors, and other payments as directed by the customer. The amounts allocated for those purposes are commonly referred to as soft dollar and commission recapture arrangements. Prepaid soft dollar research, net of allowance, is included in receivables from customers and accrued soft dollar research and commission recapture payable is classified as commission management payable.

At December 31, 2008, $2,672,539 of the total commission management payable balance was related to commission recapture customers.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and receivables from customers. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value because the maturity of these financial instruments are immediate or short-term and have daily repricing features. Other assets and liabilities which are carried at contractual amounts that approximate fair value due to their short-term nature are receivables, payables and accrued liabilities.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized in accordance with Financial Accounting Standards Board Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* goodwill is not amortized, but is reviewed for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist. No events have occurred that would indicate the fair value of goodwill may be less than its carrying value.

2. Significant Accounting Policies (continued)

Other Assets

Other assets consist primarily of affiliate receivables (see Note 5) and current prepaid expenses of $65,085.

Income Taxes

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, pursuant to a tax sharing agreement between Group and the Company.

Recent Accounting Developments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). Following the current FASB guidance for the implementation of FIN 48, the Company plans to adopt FIN 48 for the fiscal year ending December 31, 2009. In accordance with the provisions of FIN 48, the Company must recognize a tax benefit from an uncertain tax position if there is a 50 percent or greater likelihood the related tax position will be affirmed by a taxing authority with full knowledge of the facts and circumstances surrounding the position.

3. Financial Instruments

FAS 157 applies to all financial instruments that are measured and reported on using fair value. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as establishes a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

3. Financial Instruments (continued)

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2008.

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
Assets:				
Demand deposit accounts and money market instruments	$ 42,000,000	$ -	$ -	$ 42,000,000
U.S. government, federal agency, and sovereign obligations	12,999,610	-	-	12,999,610
Total Assets	$ 54,999,610	$ -	$ -	$ 54,999,610
Liabilities:				
Other liabilities and accrued expenses	$ -	$ -	$ -	$ -
Total Liabilities	$ -	$ -	$ -	$ -

The Company uses Level 1 inputs to value money market accounts and short term treasury bills.

Demand deposit and money market accounts are included in cash and cash equivalents on the statement of financial condition. U.S. government, federal agency, and sovereign obligations are included in cash segregated in compliance with federal regulations and other restricted cash on the statement of financial condition.

4. Fixed Assets

At December 31, 2008, fixed assets were comprised of:

	Cost or Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 1,024,219	$ (274,663)	$ 749,556
Computer hardware	113,050	(68,673)	44,377
Leasehold improvements	30,514	(4,768)	25,746
Software	97,045	(53,862)	43,183
Furniture and equipment	4,129	(229)	3,900
Total	$ 1,268,957	$ (402,195)	$ 866,762

The Company recorded total fixed asset additions of $48,825 during the year. The Company also removed fully depreciated fixed assets totaling $648,554 from the respective accounts during the year. Depreciation of leasehold improvements related to an occupancy lease with BNY Mellon was accelerated upon termination of the lease during the first quarter of 2008.

5. Related Party Transactions

Affiliates execute trades on behalf of and provide clearing services for the Company, pursuant to the terms contained in fully disclosed clearing agreements. Included in other assets on the statement of financial condition is a net balance of $194,989 due from affiliates for the aforementioned trading activity.

The Company provides commission management tools and payment processing services for affiliates. The other assets balance on the statement of financial condition includes a receivable of $39,075 related to such services.

The Company receives certain management and technical services from Group and affiliates. A payable of $19,095 related to such services in included in accrued compensation and other liabilities on the statement of financial condition.

The Company provides management services to affiliates. The other assets balance on the statement of financial condition includes a receivable of $392 related to these services.

Included in other assets on the statement of financial condition is an overpayment of reimbursable expenses paid by an affiliate on behalf of the Company in the amount of $2,052.

5. Related Party Transactions (continued)

Included in accrued compensation and other liabilities on the statement of financial condition is $9,535 unincorporated business tax due to Group, pursuant to a tax sharing agreement.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $18,405,437 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $13,166,081 in a special bank account for the benefit of customers, which was in excess of its required deposit of $4,071,299.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by Group that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its eligible employees. For the year ended December 31, 2008, the Company's retirement savings plan liability was recorded in the amount of $172,604 in accrued compensation and other liabilities on the statement of financial condition.

8. Commitments and Contingencies

The Company is obligated under a real estate operating sublease to pay the following minimum rentals to CES:

	Lease Payments
Year:	
2009	$ 324,530
2010	324,530
2011	324,530
2012	324,530
2013	167,155
	$ 1,465,275

8. Commitments and Contingencies (continued)

The operating lease is subject to periodic escalation charges. The lease expires on July 7, 2013.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

9. Off-Balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2008.

At December 31, 2008, ConvergEx had approximately $761,584,000 of debt outstanding. Group's membership interest in the Company was pledged as security against the debt.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

Statement Of Financial Condition

Westminster Research Associates LLC
December 31, 2008
With Report of Independent Registered Public Accounting Firm